Sheet1

PASSED	FUNDS	2. Indep Auditors	% of Voted	% of Total	3. Trustees to Reg the fund Master/Feeder Structure	% of Voted	% of Total
07/25/2000	Muni Fund Accumulation Program (MIAP)
	For All	17,039,948	94.67	4.23	14,730,975	81.84	39.1
	Withhold All	311,952	1.73	0.82	1,658,270	9.21	4.4
	For All Except	646,781	3.59	1.71	1,609,436	8.94	4.27
	Broker Non Vote

Last Updated on 02/21/2001
By MLMAG